Exhibit 24
Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that Kosta Kartsotis hereby constitutes and appoints Randy S. Hyne and Amy Pollard, individually, as attorney-in-fact with power and authority to act on behalf of the undersigned as follows:

To execute and file with the United States Securities and Exchange Commission Forms 3, 4, 5, and 144, and any amendments thereto, regarding transactions in Fossil, Inc. stock.

Any person receiving a duly executed copy or facsimile of this instrument may rely on the authority of the attorney-in-fact as hereinabove set forth, and revocation or termination of this Power of Attorney by operation of law or otherwise shall be ineffective as to such person unless and until such person receives actual notice or knowledge of such revocation.

IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney this 1st day of February, 2005.

/s/Kosta Kartsotis